                                                Filed Pursuant to Rule 424(B)(5)
                                                Registration No. 333-38611
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 30, 1997)

                                 443,623 SHARES
[JDN LOGO]                   JDN REALTY CORPORATION

                                  COMMON STOCK

         JDN Realty Corporation (the "Company" or "JDN") is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of February 28, 1998, the Company owned and operated, either directly or through affiliated entities or joint ventures, 76 properties containing approximately 9.6 million square feet of gross leasable area located in 13 states.

         All of the shares of common stock of the Company, par value $.01 per share (the "Common Stock"), offered hereby are being sold by the Company (the "Offering"). To assist the Company in maintaining its qualification as a REIT, ownership by any person is limited to 8% of the Common Stock, with certain exceptions.

         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "JDN." On March 25, 1998, the last reported sale price of the Common Stock on the NYSE was $33.8125 per share. The Company pays regular quarterly distributions. See "Price Range of Common Stock and Distributions."

         SEE "RISK FACTORS" IN THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED JANUARY 26, 1998, INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS, FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                            -------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------

         J.C. Bradford & Co., L.L.C. (the "Underwriter") has agreed to purchase the Common Stock from the Company at a price of $32.1219 per share, resulting in aggregate proceeds to the Company of $14,250,014 before payment of expenses by the Company estimated at $100,000, subject to the terms and conditions of an Underwriting Agreement. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $14,475,003, resulting in an aggregate underwriting discount of $224,989. See "Underwriting." Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust; for purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust was $33.8125 per share of Common Stock, the last reported sale price of the Common Stock on the NYSE on March 25, 1998. See "Underwriting" for a description of the Company's indemnification arrangements with the Underwriter.

                            -------------------------

         The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Stock will be made on or about March 30, 1998 at the offices of J.C. Bradford & Co., L.L.C., 330 Commerce Street, Nashville, Tennessee 37201.

                               ------------------

                               J.C. BRADFORD & CO.

                                 March 25, 1998

              (The remainder of this page intentionally left blank)

















         THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE AND THE PURCHASE OF COMMON STOCK TO COVER A SHORT POSITION. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.


                                   THE COMPANY

         The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of February 28, 1998, the Company owned and operated 76 properties containing approximately 9.6 million square feet of gross leasable area ("Company GLA") located in 13 states. The principal tenants of the Company's properties include Wal-Mart, Lowe's and Kroger. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

         The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 142 shopping center projects, 95 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 150 outparcels.

         The Company's business objective is to increase its funds from operations per share by (i) development of new shopping centers anchored by strong shopping center retailers, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.


                               RECENT DEVELOPMENTS

         Medium Term Note Program. On February 5, 1998, the Company entered into a Distribution Agreement with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, BT Alex. Brown Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (the "Agents") relating to the proposed issue and sale from time to time of up to $505.5 million of the Company's Medium-Term Notes (the "Notes") Due Nine Months or More From the Date of Issue (the "Medium-Term Note Program"), as more fully described in the Company's Prospectus Supplement, dated February 5, 1998, to the Prospectus. The aggregate offering price under the Medium-Term Note Program is subject to reduction as a result of the sale by the Company of other Securities described in the accompanying Prospectus, including the Common Stock offered hereby. The Company intends to use any proceeds from the issuance and sale of the Notes to fund future development, redevelopment and acquisition opportunities, to repay indebtedness incurred in connection with such opportunities, for working capital or for general corporate purposes. On March 25, 1998, the Company entered into a Terms Agreement with the Agents in connection with the issue and sale under the Medium-Term Note Program of $75.0 million in aggregate principal amount of its 6.918% MandatOry Par Put Remarketed Securities(SM) ("MOPPRS(SM)") due March 31, 2013.

         Tenant Developments. On February 2, 1998, Bruno's Inc. ("Bruno's") filed for Chapter 11 bankruptcy protection in federal bankruptcy court in Delaware. As of February 28, 1998, Bruno's was a tenant in seven of the Company's shopping centers and owned space that is part of an eighth shopping center owned by the Company. As of February 28, 1998, Bruno's represented 3.2% of the Company's annualized base rent. On March 9, 1998, leases on two of the Company's Bruno's stores were assumed by Ingles Markets, Incorporated. As of February 28, 1998, adjusted for these lease assumptions, Bruno's represented 2.6% of the Company's Annualized Base Rent. Management of the Company does not believe that the bankruptcy of Bruno's will have a material adverse effect on the results of operations or financial condition of the Company. There can be no assurance, however, that such an adverse effect will not occur.

         New Director. On February 27, 1998, William G. Byrnes was added to the Company's Board of Directors. Mr. Byrnes was a managing director for BT Alex. Brown Incorporated until his retirement on February 6, 1998. He joined Alex. Brown & Sons Incorporated in 1981 and served as Group Head Real Estate between 1988 and 1996. Most recently, Mr. Byrnes was head of the Financial Services Group, which included responsibilities for banks, insurance companies, specialty finance companies and real estate companies, including REITs, overseeing 49 people in three offices. Mr. Byrnes is currently an adjunct faculty member at Georgetown University Business School.

                                  THE OFFERING


Common Stock offered hereby...................................   443,623 shares

Common Stock to be outstanding after the Offering.............   20,576,454 shares (1)

Use of proceeds...............................................   To repay borrowings outstanding under the
                                                                 Unsecured Credit Facility.

NYSE symbol...................................................   JDN

-------------

(1) Excludes 1,822,093 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan (the "Incentive Plan"), 300,000 shares of Common Stock reserved for issuance under the Company's 1993 Non-Employee Director Stock Option Plan, 491,049 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan, and 97,995 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan. In February 1998, the Company's Board of Directors authorized an amendment to the Incentive Plan, subject to shareholder approval, increasing the number of shares of Common Stock reserved for issuance to 2,415,799 shares. Also excludes 93,023 shares of Common Stock which, subject to certain conditions and limitations, are issuable beginning in February 1999 in exchange for units of limited partnership interests issued by an affiliated limited partnership in connection with the Company's acquisition of a shopping center in Milwaukee, Wisconsin in February 1998.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the shares of the Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of the Offering, are estimated to be approximately $14.2 million.

         The Company intends to use all of the net proceeds from the Offering to reduce the outstanding balance under the Unsecured Credit Facility. Borrowings outstanding under the Unsecured Credit Facility were approximately $94.0 million at March 25, 1998. The Unsecured Credit Facility bears interest at LIBOR plus 1.25% (6.87% at February 28, 1998) and matures in May 2000.

                  PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

         The Common Stock is listed on the NYSE under the symbol "JDN." The following table sets forth the range of high and low sale prices on the NYSE and the distributions per share declared by the Company for the periods indicated.

                                                                     DISTRIBUTIONS
                                              HIGH          LOW        PER SHARE
                                              ----          ---        ---------
1996
First Quarter                               $24.2500      $20.6250      $.4550
Second Quarter                               22.8750       20.3750       .4750(1)
Third Quarter                                24.5000       20.8750       .4750
Fourth Quarter                               27.6250       23.7500       .4750
1997
First Quarter                                29.1250       25.2500       .4750
Second Quarter                               31.3750       26.2500       .5000(2)
Third Quarter                                34.0625       30.3750       .5000
Fourth Quarter                               35.0000       30.0000       .5000
1998
First Quarter (through March 25, 1998)       34.1250       30.6250       .5000

-----------

(1) On June 11, 1996, the Company increased its quarterly distribution from $.4550 to $.4750 per share.

(2) On May 22, 1997, the Company increased its quarterly distribution from $.4750 to $.5000 per share.

         On March 25, 1998, the last reported sale price of the Common Stock on the NYSE was $33.8125 per share. As of March 3, 1998, there were approximately 435 holders of record of the Company's Common Stock. The Company's current indicated annualized distribution is $2.00 per share. For the year ended December 31, 1997, 27% of the Company's declared distributions were a return of capital for federal income tax purposes and management believes that a portion of the Company's distributions declared in 1998 to shareholders will be a return of capital for federal income tax purposes.

         The Company currently has a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), which permits shareholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any brokerage commissions or service charges. Shareholders who do not participate in the Plan continue to receive cash distributions as paid.

         The Company intends to continue to pay regular quarterly distributions to shareholders. Future distributions will be declared and paid at the discretion of the Board of Directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the Board of Directors deems relevant.

         The Company anticipates that cash available for distribution will be greater than earnings and profits as a result of non-cash expenses, comprised primarily of depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company must make annual distributions to shareholders of at least 95% of its taxable income. Under certain circumstances, which management of the Company does not expect to occur, the Company could be required to make distributions in excess of cash available for distribution in order to meet such requirements.

                                  UNDERWRITING

         Pursuant to the terms and subject to the conditions of a terms agreement (the "Terms Agreement") and a related underwriting agreement (collectively with the Terms Agreement, the "Underwriting Agreement"), J.C. Bradford & Co., L.L.C. (the "Underwriter") has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 443,623 shares of Common Stock.

         The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $14,475,003. It is anticipated that the Underwriter will also participate as sole underwriter in the distribution of units of the Trust and will receive compensation therefor.

         Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

         Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with the Offering.

         If the Underwriter creates a short position in the Common Stock in connection with the Offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares of Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In the ordinary course of business, the Underwriter and its affiliates have engaged and may in the future engage in investment banking transactions with the Company.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters related to the Offering will be passed upon for the Underwriter by Chapman and Cutler, Chicago, Illinois. Waller Lansden Dortch & Davis, A Professional Limited Liability Company, and Chapman and Cutler will rely on the opinion of Brown & Wood LLP, Washington, D.C., as to certain matters of Maryland law.

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No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the shares offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                               ------------------

                                TABLE OF CONTENTS

                                                  Page
                                                  ----
             PROSPECTUS SUPPLEMENT
The Company .................................      S-3
Recent Developments .........................      S-3
The Offering ................................      S-4
Use of Proceeds .............................      S-4
Price Range of Common Stock and
    Distributions ...........................      S-5
Underwriting ................................      S-6
Legal Matters ...............................      S-6

                  PROSPECTUS
Available Information .......................       2
Incorporation of Certain Documents
   By Reference .............................       2
The Company .................................       3
Use of Proceeds .............................       3
Ratio of Earnings to Fixed Charges ..........       4
Description of Capital Stock ................       4
Description of Common Stock .................       6
Description of Common Stock Warrants ........       7
Description of Preferred Stock ..............       8
Description of Debt Securities ..............      12
Plan of Distribution ........................      17
Experts .....................................      18
Legal Matters ...............................      18


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                                 443,623 SHARES


                                   [JDN LOGO]



                             JDN REALTY CORPORATION



                                  COMMON STOCK



                               ------------------

                              PROSPECTUS SUPPLEMENT

                               ------------------








                               J.C. BRADFORD & CO.




                                 MARCH 25, 1998

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